

Redflex Group
31 Market Street, (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel:+61 3 9674 1888
Web: www.redflex.com.au

17 May 2005



Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed is** the document described on Schedule I hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on February 24, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the **enclosed** receipt copy of this letter and returning it in the pre-addressed envelope also **enclosed** herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

(Enclosures)



Redflex Group
31 Market Street, (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel:+61 3 9674 1888
Web: www.redflex.com.au

RECEIPT COPY

17 May 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed is** the document described on Schedule I hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on February 24, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the **enclosed** receipt copy of this letter and returning it in the pre-addressed envelope also **enclosed** herewith.

Yours faithfully

Marilyn Stephens
Company Secretary
(Enclosures)

Schedule I

Document made public since the last submission on 13 May 2005:

Date	Item	Description
16 May 2005	Company Announcement	New Contract – Council Bluffs, Iowa



REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

New Contract – Council Bluffs, Iowa

16 May 2005: The directors are pleased to announce that Redflex Traffic Systems Inc, a company of the Redflex Group, has been awarded a new USA build-own-operate-maintain contract to improve public safety with a photo enforcement program in the City of Council Bluffs in the State of Iowa. Council Bluffs has a population of 58,000 and is adjacent to the City of Omaha in Nebraska, with a combined population of over 450,000.

Under the contract, Redflex will deliver a red light photo enforcement program for up to 20 intersections over five years, with two options for two year extensions. Redflex will work with the city to install the red light photo enforcement system in phases, based upon the discretion of the city and program effectiveness in meeting city program goals over the term of the contract. Redflex will be paid a fee based on the number of citations paid.

The City has been investigating red-light cameras for the city's most problematic intersections. At 16th Street and Broadway over 30 vehicles ran the red light in a four-hour period. There have been 225 red-light related collisions in the last five years.

Bruce Higgins President and CEO of Redflex Traffic Systems in commenting on the program said "The award of the red light enforcement pilot program with the City of Council Bluffs is an important step in bringing our public safety program to the State of Iowa and marks our 13th State under contract within the USA and our 76th city relationship world wide. The State of Iowa has a population of 2,954,000. Redflex is pleased to be selected in a competitive process based on our ability to deliver the most advanced technology proven to improve driver behaviour."

"Polling conducted by the National Campaign to Stop Red Light Running in 2002 found 83 percent support within the USA for red light cameras in cities with a red light running problem and a 2002 national driver survey conducted by the National Highway Traffic Safety Administration has found 75 percent supported the use of cameras at red lights. Organizations that endorse the use of photo enforcement include: American Association of State Highway And Transportation Officials (AASHTO), The World Health Organization, The Insurance Institute for Highway Safety, The National Safety Council, The Governors Highway Safety Association and The International Association of Chiefs of Police."

"Recent studies, funded by the U.S. Federal Highway Administration, have shown that the average red light camera location in the U.S. results in $38,000 a year in reduced societal costs. In 2002 alone, as many as 207,000 crashes, 178,000 injuries and 921 fatalities in the U.S. were attributed to red light running. Based on the most recent data, between 1992 and 2000, fatal motor crashes at traffic signals increased 19 percent, outpacing the rise in all other fatal crashes. Public costs are estimated to exceed $14 billion per year"

Redflex Traffic Systems Inc. based in Scottsdale Arizona has contracts with 76 cities world-wide in ten countries and is the largest provider of digital red light photo enforcement services in the USA. With contracts in 61 cities and towns across thirteen states, Redflex has led the market in installed systems, installation rate, and market share over the past 12 months.



For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc.
bruceh@redflex.com
0011-1-480-9987478